May 14, 2014

Re:    Tesoro Logistics LP
Registration Statement on Form S-4
Filed April 11, 2014
File No. 333-195228

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 1-35143

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall

By letter dated May 8, 2014, Tesoro Logistics LP, a Delaware limited partnership (the “Partnership” or “TLLP”), received three comments from the Staff of the Commission concerning the Partnership’s Registration Statement on Form S-4, File No. 333-195228, and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013, File No. 1-35143. We are filing this letter in response to these comments.

For your convenience, we have reproduced each of the comments contained in the Staff’s letter of May 8, 2014, with the numbers to the left of each item corresponding to the numbers contained in such letter.

Registration Statement on Form S-4

General

1.	Please also be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Response: We acknowledge that the Staff will not be able to accelerate the effectiveness of our registration statement until we have cleared all comments, including comments on our periodic reports.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Combined Consolidated Statements of Operations, page 75

2.
We note your presentation of certain line items following net income of $41,637 for the year ended December 31, 2013 to allocate this amount among the predecessors, limited partners and general partner. Further segregation between these line items, by providing double lines under total net income for each period and adding space between the net income amount and its allocation among the partners and predecessors, would appear to be a better presentation to delineate between total net income and the allocated amounts.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and will make the suggested presentation change in our future filings in order to delineate between total net income and the allocated amounts.

Notes to the Financial Statements

Note D - Net Income per Unit, page 94

3.
Please tell us what consideration you have given to disclosing net income per unit for each of the three years presented based on net income including the loss attributable to predecessors in the footnotes and Selected Financial Data.

Response: The loss attributable to predecessor represents the pre-transfer operating results of assets that were contributed to the Partnership by Tesoro Corporation and certain of its subsidiaries (“Tesoro”), in connection with the initial public offering and any subsequent acquisitions, which were considered transfers between entities under common control (collectively referred to as the “Contributions”). In calculating net income per unit under the two-class method, ASC 260-10-45-60B states:

a)
Income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends). Dividends declared in the current period do not include dividends declared in respect of prior-year unpaid cumulative dividends.

b)
The remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security shall be determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

As noted above, ASC 260-10-45-60B(b) requires the allocation of the remaining undistributed earnings as if “all of the earnings for the period had been distributed.” ASC 260-10-05-4 and ASC 260-10-55-104 require us to follow the distribution waterfall based on the contractual terms of our partnership agreement when allocating income or loss for purposes of calculating net income per unit. The TLLP partnership agreement does not provide for the allocation of historical income or loss on a retrospective basis for capital accounts or for tax purposes. TLLP cannot recognize losses attributable to our predecessors for tax purposes and has determined that it cannot allocate these losses to its partners’ capital accounts. Had the loss or income of our predecessors been distributed during the historical period, it would have been distributed to the previous owners of the assets (i.e., Tesoro), not to the partners of TLLP. Accordingly, based on the guidance for earnings allocation under the two-class method in ASC 260-10-45-60, those losses have not been allocated to the partners of TLLP for purposes of calculating net income per unit.

Transactions in which the parent company of a limited partnership transfers its ownership interests in a subsidiary to the limited partnership in exchange for cash, additional ownership interest in the limited partnership, or a combination of both are not uncommon. We have reviewed the financial statements of other publicly-traded master limited partnerships with similar transactions and noted that, in each case, the net income or loss attributable to the predecessor was not allocated to the unitholders of the partnership. The presentation of pre-transfer operating results by entities with similar transactions, including the allocation of income or loss to the capital accounts and net income per unit, was consistent with the presentation that TLLP has adopted for its Contributions.

Based on the fact that the income allocation provisions in TLLP’s partnership agreement do not provide for the allocation of pre-transfer income or loss to the unitholders of the partnership and our review of consistent industry practice, we do not believe that the unitholders of TLLP should be allocated the income or loss of any of the predecessors prior to the acquisitions on a retrospective basis.

Securities and Exchange Commission

Our disclosure clearly states that the amount allocated for purposes of the net income per unit calculation represents net income attributable to partners, which excludes income or loss attributable to predecessors as disclosed on the combined consolidated statement of operations. In addition, our policy on net income per limited partner unit in Note A of our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 clarifies that net income attributable to the partnership is allocated in accordance with the partnership agreement.

Additionally, the predecessor assets were historically operated by Tesoro in a manner materially different from the manner in which the assets are operated by the Partnership. Primarily, the predecessors did not record revenue for the majority of the transactions with Tesoro prior to the Contributions. As a result, the loss attributable to predecessor mainly reflects the costs incurred to operate these assets, without recognition of the corresponding revenues. Based on the manner in which the predecessor assets were operated prior to the Contributions, we believe including the loss attributable to predecessors in the presentation of net income per unit in periodic reports could be confusing and would not provide meaningful information for prospective investors to include such information in TLLP’s combined historical financial statements.

Based on the reasons outlined above, we respectfully submit that we do not believe it is necessary to present net income per unit based on net income including the loss attributable to predecessors in the footnotes and Selected Financial Data in our periodic reports on Form 10-Q and Form 10-K.

Securities and Exchange Commission

……………………………………………………………………………………………..

The Partnership acknowledges that:

1.	the Partnership is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any questions or comments the Staff may have regarding our responses set forth above to the comments contained in the Staff’s May 8, 2014 letter. Please direct any comments or questions regarding our responses to the Staff’s comments to Mr. G. Scott Spendlove, our general partner’s Vice President and Chief Financial Officer, at (210) 626-4692 or by facsimile at (210)745-4560.

Sincerely,

TESORO LOGISTICS LP
		By:	Tesoro Logistics GP, LLC,
Its general partner

		By:	/s/ G. SCOTT SPENDLOVE
G. Scott Spendlove
Director, Vice President and Chief Financial Officer

cc:	Wei Lu (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
Kenneth B. Wallach ( Simpson Thacher & Bartlett LLP)

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